May 21, 2009

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mr. Douglas Brown

VIA EDGAR and FACSIMILE (703) 813-6982

Re:

Timberline Resources Corporation – Request for Acceleration

Registration Statement on Form S-1/A

Filed originally filed on February 27, 2009, amended April 22, 2009 and May 21, 2009

File No. 333-157607

Ladies and Gentlemen:

On behalf of Timberline Resources Corporation, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced amended Registration Statement on S-1/A (333-157607) and to permit said Registration Statement to become effective at 5:00 p.m. on May 21, 2009, or as soon thereafter as practicable.

Timberline Resources Corporation hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy

Randal Hardy

Chief Executive Officer and Chief Financial Officer